LEAD INVESTOR



William T Beck University Distinguished Professor Emeritus

I have decided to become a Lead Investor in TTC Oncology because I see the enormous potential of the breast cancer drug being developed by this company. In my academic career in cancer research, I have been both a cancer center director (3 years) and head of a university department (17+ years). I had been continuously funded by the National Cancer Institute for my career, served on many national and international grant review panels, scientific advisory boards, and scientific journal editorial boards. Although I have retired from my university position after more than 40 years in academic cancer research, I have kept involved in science, and I have followed the development of TTC Oncology's lead drug, TTC-352, from its inception. The drug, TTC-352, was invented and studied at the University of Illinois at Chicago (UIC) by my UIC colleagues, Greg Thatcher, PhD, and Debra Tonetti, PhD, and was brought through a successful phase I clinical trial by Arkadiusz Dudek, MD, PhD, my former UIC colleague, and TTC Oncology Founder. Dr. Dudek is not only a researcher, but he is a practicing oncologist who has a great track record of putting new drugs first time in patients. I have followed the pre-clinical and early clinical development of this compound, and I've known all these investigators for years and have great respect for their work. TTC-352 has a unique mechanism of action. Not only did the phase I study reveal minimal toxicity of this drug, but it also demonstrated activity in some heavily pre-treated breast cancer patients. TTC Oncology is now seeking funding partners for its important efficacy studies of TTC-352, as outlined in its prospectus under "Development Strategy". I have decided to invest in TTC Oncology to do my part to encourage investment in this company and this drug.

Invested $50,000 this round

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